Filed by The Titan Corporation

Subject Company: The Titan Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Registration Statement File No. 333-109725

Titan Sets March 16, 2004 Special Meeting Date and Announces Redemption of

Preferred Stock

SAN DIEGO, CA – February 9, 2004 – The Titan Corporation (NYSE: TTN) announced today that it has set the date for its stockholders to vote on Titan’s proposed merger with Lockheed Martin Corporation (NYSE: LMT). The special meeting of Titan’s stockholders will be held at Titan’s corporate headquarters on Tuesday, March 16, 2004, at 9:30 a.m., Pacific time. Holders of record of Titan common stock as of February 9, 2004 will be entitled to vote at the special meeting.

Titan also announced the redemption date for its outstanding shares of cumulative convertible preferred stock (NYSE: TTN_Pr). All outstanding shares of preferred stock will be redeemed at 5:00 p.m., New York City time, on March 15, 2004. The redemption price is $20.03 per share in cash, which price includes accrued and unpaid dividends through the redemption date. Titan’s regularly scheduled March 5, 2004 preferred stock dividend will be paid to holders as of February 6, 2004, the record date for such payment.

At any time prior to the time of redemption, preferred stockholders have the option to convert each share of preferred stock into 0.781 shares of Titan’s common stock. Stockholders who convert their preferred stock will not be entitled to any dividends that accrue subsequent to the March 5 dividend through their conversion date.

A notice of redemption detailing the terms of the redemption and applicable conversion rights will be mailed to all holders of record of the preferred stock as of February 9, 2004. The mailing will also include instructions for stockholders who wish to convert shares of preferred stock into common stock and thereafter to make an election as to the form of consideration to be received in the proposed merger of Titan and Lockheed Martin.

Not later than March 15, 2004, Titan will deposit the aggregate redemption price in trust for preferred stockholders with EquiServe Trust Company. EquiServe will act as Titan’s redemption and conversion agent for the preferred stock. EquiServe’s address is 100 Williams Street, Galleria, New York, NY 10038 and its telephone number for further inquiries is 1-800-251-4215. The CUSIP number for the preferred stock subject to redemption is 888266202.

Additional Information About the Merger and Where to Find It

Lockheed Martin and Titan have filed a proxy statement/prospectus and other relevant materials with the SEC in connection with the proposed acquisition of Titan by Lockheed Martin. On February 9, 2004, the SEC declared effective the registration statement of which these materials form a part, and the proxy statement/prospectus will be mailed on or about February 11, 2004 to the stockholders of record of Titan as of February 9, 2004. Stockholders of Titan and investors are urged to read the proxy statement/prospectus and other relevant materials before making any voting or investment decision with respect to the proposed merger because it contains important information about Lockheed Martin, Titan and the proposed merger. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Lockheed Martin or Titan with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov or by contacting Georgeson Shareholder Communications, Inc. at (212) 440-9800. In addition, stockholders and investors may obtain free copies of the documents filed with the SEC by Lockheed Martin by contacting Lockheed Martin Investor Relations, 6801 Rockledge Drive, Bethesda, MD 20817, (301) 897-6598. Stockholders and investors may obtain free copies of the documents filed with the SEC by Titan by contacting Titan Investor Relations, 3033 Science Park Rd., San Diego, CA 92121, (858) 552-9848. Lockheed Martin and Titan, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies of Titan stockholders in connection with the proposed merger. Stockholders and investors may obtain more detailed information regarding the names, affiliations and interests of those persons in the solicitation by reading the proxy statement/prospectus when it becomes available.

About Titan

Headquartered in San Diego, The Titan Corporation is a leading provider of comprehensive information and communications systems solutions and services to the Department of Defense, intelligence agencies, and other federal government customers. As a provider of national security solutions, the company has approximately 12,000 employees and annualized sales of approximately $1.9 billion.

Forward-Looking Statements

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this release, which are not historical facts, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. These risks and uncertainties include risks associated with the proposed merger between Titan and Lockheed Martin and other risks described in the companies’ Securities and Exchange Commission filings.

Media Contact:

Wil Williams, Vice President Corporate Communications

(858) 552-9724 or wwilliams@titan.com

Investor Relations Contact:

Laura Catalino, Vice President Investor Relations

(858) 552-9848 or invest@titan.com

If you would like to receive press releases via electronic mail,

please contact: invest@titan.com

For more information on The Titan Corporation,

please visit our website at: www.titan.com

or visit Titan’s investor page at: www.titan.com/investor/